EXHIBIT 4.12
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                             AMENDED AND RESTATED
                                PROMISSORY NOTE
                             --------------------


$21,318,000.00                 December 29, 2000
                               (Given In Replacement for Promissory Note, dated May 25, 1999)


      FOR VALUE RECEIVED, the undersigned, AMFAC/JMB HAWAII, L.L.C., (herein called "Borrower"), a Hawaii limited liability company, successor-in-interest to Amfac/JMB Hawaii, Inc., hereby promises to pay to AF INVESTORS, LLC, a Delaware limited liability company (the "Payee") the principal sum of TWENTY ONE MILLION THREE HUNDRED EIGHTEEN THOUSAND AND NO/100 DOLLARS ($21,318,000.00) on December 31, 2008 (the "Maturity Date"), or such earlier date on which this Note becomes due and payable, with interest (computed on the basis of a 365- (or, if applicable, 366-) day year) on the unpaid balance thereof at a PER ANNUM rate equal to the "Base Rate" as announced from time to time by Bank of Hawaii plus 1% PER ANNUM (changing as and when such Base Rate changes) from the original date of this Note, being May 25, 1999, payable on the 15th day of February, May, August and November in each year, commencing August 15, 1999. Payee hereby agrees that, so long as there is no Event of Default which has occurred and is continuing, Payee shall defer Borrower's obligation to pay, and shall not demand payment of, any installment of interest under this Note that would otherwise become due and payable prior to December 31, 2003 (collectively, the "Deferred Interest"), subject to the mandatory prepayment provisions set forth herein. Without limiting any of Payee's rights or remedies under the Note (or respecting the Security, or otherwise in the event of an Event of Default under the Note or this Agreement) one-half of such Deferred Interest (including interest thereon) shall be due and payable on December 31, 2003, and, thereafter, installments of interest and principal shall continue to be payable as set forth in the Note, with the remainder of such Deferred Interest being due and payable on December 31, 2004. Any installment of interest under this Note that is deferred by the Payee, whether pursuant to the terms hereof or otherwise (including, without limitation, under the Prior Note (as defined below)), shall not be added to principal, but shall also bear interest from the due date of such installment through the date of payment at the Base Rate, plus 1% PER ANNUM and shall be compounded on each date that such interest would otherwise be payable were it not for the deferral permitted hereunder.

      Borrower and Payee acknowledge that (i) subject to the provisions of this Note concerning the priority of payment of certain portions of the Supplemental Interest, Borrower's obligations hereunder constitute "Senior Indebtedness" for purposes of the Indenture, dated as of March 14, 1989, among Borrower, certain of Borrower's affiliates, and Bank One, N.A., as successor-in-interest to Continental Bank, National Association, as trustee (the "Trustee"), as the same may be amended, supplemented or otherwise modified from time to time (the "Indenture"), and (ii) Borrower has issued this Note to Payee in consideration for the $21,318,000.00 in advances made by Payee to Borrower to enable Borrower to fund its obligations to redeem Class B COLAs (as defined below) on or before June 1, 1999 pursuant to Borrower's Class B COLA Redemption Offer, dated March 15, 1999.

      On the Maturity Date (as defined in the Indenture), Borrower shall also pay to Payee an amount (the "Supplemental Interest") equal to the sum of (i) 2.2% of the Total Company Market Value (as defined below), and (ii) 10.1% of the "remaining Maturity Market Value" (as defined in the Certificate of Land Appreciation Notes, Class A and Class B Due 2008 of Borrower (the "COLAs")) (if any). Notwithstanding the foregoing, Supplemental Interest shall not be payable to the extent that, after giving effect thereto, the total interest payable on this Note would exceed twenty-five percent (25%) per annum, non-compounded.

      Borrower and Payee acknowledge and agree that the payment of the portion of the Supplemental Interest described in clause (ii) of the third paragraph of this Note shall be pari passu in right of payment with the payment by Borrower to the COLA holders of that portion of Additional Interest (as defined in the Indenture) that is calculated as 55% of remaining Maturity Market Value under the COLAs.

      For purposes of this Note, the term "Total Company Market Value" means "Maturity Market Value" (as defined in the Indenture), adjusted so that "100%" is substituted for "90%" in the definition of "Maturity Market Value".

      Payments of principal and premium, if any, and of interest on this Note are to be made in lawful money of the United States of America at the principal office of the Payee in Chicago, Illinois.

      The unpaid principal amount of this Promissory Note may be prepaid in whole or in part at any time by the Borrower without premium, penalty or costs whatsoever, provided that all accrued and unpaid interest on the principal amount so prepaid is paid at such time. In addition, this Note shall be subject to mandatory prepayment in accordance with the provisions set forth below.

      THIS NOTE IS GIVEN IN SUBSTITUTION FOR, AND AMENDS AND RESTATES, THAT CERTAIN PROMISSORY NOTE, DATED AS OF MAY 25, 1999, MADE BY THE UNDERSIGNED IN FAVOR OF PAYEE, IN THE ORIGINAL PRINCIPAL AMOUNT OF $21,318,000.00 (THE "PRIOR NOTE"). AS OF THE DATE OF THIS NOTE, ACCRUED AND UNPAID PRINCIPAL AND INTEREST UNDER THE PRIOR NOTE AND CONTINUING UNDER THIS NOTE IS AS SET FORTH ON THE SCHEDULE ATTACHED TO THIS NOTE.

      This Note is guaranteed by separate Guarantees (the "Guarantees") made by various direct and indirect subsidiaries of Borrower (each a "Guarantor"), in accordance with a certain separate Guaranty of Payment made by each Guarantor in favor of Payee, executed on June 23, 1999 and effective as of May 25, 1999. Each such Guarantee has been ratified and affirmed by each Guarantor in accordance with that certain Ratification of Guarantees, of even date herewith, made by the Guarantors in favor of Payee and the holders of additional notes referred to therein. The Guarantees are secured by, among other things, mortgages on real property. Borrower hereby covenants and agrees that, from and after the date hereof, Borrower shall provide Payee with such additional security for the Note ("Additional Security") in such amount and in such form or forms as Payee shall deem acceptable, as Payee may request in Payee's sole and absolute discretion (provided that Borrower shall not be required to provide Additional Security that would violate any existing obligations of Borrower), and Borrower agrees to execute and deliver such documents as Payee may reasonably require in order to evidence and perfect Payee's security interest therein. Borrower and Payee acknowledge and agree that such Additional Security may be in the form of mortgages on real or personal property, pledges of interests in corporations, partnerships or limited liability companies or other securities, or pledges of other assets as may be identified by Borrower and Payee. In the event that Borrower fails to provide such Additional Security in a manner acceptable to Payee within thirty (30) days after Borrower requests same, Payee may thereafter declare all Principal and accrued Interest under this Note to be immediately due and payable, upon written notice to Borrower.

      If any of the following events ("Events of Default") occurs and is continuing:

      (a) Borrower fails to pay any principal hereon when the same shall become due and payable, or fails, within five days after the same becomes due and payable, to pay any interest hereon;

      (b) Borrower fails to make any payment in respect of any of Borrower's indebtedness for borrowed money having an aggregate principal amount of more than $1,000,000 when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise, but subject to any applicable grace period) or fails to perform or observe any other condition or covenant, or any other event shall occur or condition shall exist, under any agreement or instrument relating to any such indebtedness for borrowed money (including, without limitation, under the Indenture (as defined below)), if the effect of such failure, event or condition is to cause such indebtedness to become due prior to its expressed maturity;

      (c) Borrower becomes insolvent or generally fails to pay, or admits in writing its inability to pay its debts as they become due; Borrower applies for a trustee, receiver or other custodian for it or a substantial part of its property; a trustee, receiver or other custodian is appointed for Borrower or for a substantial part of its property; or any bankruptcy, reorganization, debt arrangement, or other cause or proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding, is commenced in respect of Borrower;

      (d) A final judgment or order for the payment of money in excess of $100,000 shall be rendered against Borrower or any of its subsidiaries and such judgment or order shall continue unsatisfied and unstayed for a period of 30 days;

      (e) The Borrower has received a notice of default by the Trustee (as defined below) under the Indenture (as defined below), which default is not cured by the expiration of any applicable cure period provided therefor in the Indenture, if the effect of such failure, event or condition is to cause such indebtedness to become due prior to its expressed maturity;

      (f) Holders of any COLA Units (as defined in the Indenture) or the Trustee have instituted suit or otherwise brought any action or claim against the Borrower or any of its affiliates respecting such COLA Units, which suit, action or claim has not been dismissed, discharged, settled or otherwise satisfied within sixty (60) days after the institution thereof, nor has Borrower obtained a third party bond reasonably acceptable to the Lender to cover the amount demanded by any such suit, action or claim; or,

      (g) A default of Borrower or any Guarantor has occurred and is continuing (beyond any applicable cure period set forth therein) under any document or instrument provided by Borrower or any Guarantor to Lender as security for this Note or any Guaranty.

then, in the case of any Event of Default under CLAUSES (c), (e) OR (f) above, all indebtedness evidenced by this Note and all interest hereon shall automatically be and become immediately due and payable, and in the case of any other Event of Default, the holder hereof may, by notice to Borrower, declare all indebtedness evidenced by this Note and all interest hereon to be forthwith due and payable, whereupon all indebtedness evidenced by this Note and all such interest will become and be forthwith due and payable, all without presentation, demand, protest or further notice of any kind, all of which are hereby expressly waived by Borrower.

      Upon a sale of property which is collateral for this Note ("Sale Property"), Payee agrees to release its liens upon the Sale Property to the extent necessary to allow the Borrower or any Guarantor to effectuate the sale, provided there is no default or event of default under any note (including this Note) that constitutes Senior Indebtedness and is held by Payee or any of its affiliates, and the sale realizes the fair value of the Sale Property, as determined in the sole discretion of the holders of all such Senior Indebtedness (the "Senior Debtholders"). In the event of a sale or other disposition of Sale Property to which the Senior Debtholders have consented, for which the Senior Debtholders have released their liens, or which the Senior Debtholders have otherwise effectuated (whether or not the conditions of the first sentence of this paragraph have been met), the Borrower or such Guarantor, as applicable, shall be entitled to the proceeds of, or other consideration for, such sale or disposition in an amount sufficient for the Borrower and such Guarantor to (i) pay any expenses associated with the sale or disposition (including a reasonable estimate of the anticipated cash amounts that will be payable under any then-existing tax agreement between any Senior Debtholder and Borrower respecting such sale), and (ii) satisfy their anticipated cash needs for the 12 month period after the date of such sale or disposition, taking into account cash on hand and reasonably expected receipts and expenditures from all sources, with due consideration for (i) the probability and uncertainty of receipts and the impact upon the Borrower and such Guarantor if any such expected receipts are not received as and when reasonably anticipated, and (ii) the probability of expenditures beyond those reasonably expected and the impact upon the Borrower and such Guarantor if any such additional expenditures must be incurred or any expected expenditures must be incurred prior to the time reasonably expected. The AHI Group agrees that Payee shall be entitled to all other proceeds of any such sales or dispositions within five (5) days of demand therefor.

      Notwithstanding anything to the contrary contained in this Note, no director, officer or employee of the Borrower shall have any personal liability of any kind or nature directly or indirectly in connection with this Note.

      Notwithstanding anything in this Note to the contrary, this Note is subject to the terms of that certain Restructuring Agreement, dated as of December 29, 2000, by and among, Borrower, Payee, each Guarantor and certain of their respective affiliates.

      This Note shall be governed by and construed in accordance with the laws of the State of Illinois applicable to contracts made and to be wholly performed in said State, including, but not limited to, the legality of interest rate.


                         AMFAC/JMB HAWAII, L.L.C.
                         a Hawaii limited liability company


                         By:
                               ------------------------------
                               Its:
                                     ------------------------

                                  SCHEDULE 1
                                  ----------


      Attached to Amended and Restated Promissory Note dated December 29, 2000 (original note dated May 25, 1999) of Amfac/JMB Hawaii, L.L.C., payable to the order of AF Investors, LLC.




                              PRINCIPAL PAYMENTS
                              ------------------

             Amount of        Unpaid
             Principal       Interest          Unpaid
             Advanced       as of date        Principal       Notation
Date         (Repaid)       specified)         Balance         Made by
----        ----------      ----------       ----------      ----------

12/29/00                   $3,590,287.17   $21,318,000.00